META MATTER, INC.

10409 Pacific Palisades Ave,

Las Vegas, NV, 89144, USA

February 8, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meta Matter, Inc.
Offering Statement on Form 1-A
File No. 024-11886

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Meta Matter, Inc., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11886), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue the offering due to market conditions. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Very truly yours,

/s/ Junhua Guo
Junhua Guo
Chief Executive Officer